FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 17, 2007

Item 3: News Release:

A news release dated and issued on October 17, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. appoints acquires land position in Ireland.

Item 5: Full Description of Material Change:

October, 17, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has recently been granted eleven prospecting licenses in the Republic of Ireland. The licences cover approximately 428 square kilometers and are located within the Central Carboniferous Basin.

Lower Carboniferous limestones host significant zinc, lead mineralization in Ireland, which supplies a significant proportion of Western Europe’s zinc and lead requirements. There are currently three zinc and lead mines in operation in Ireland owned by Anglo American Lisheen Mining Ltd, Boliden Tara Mines Ltd., and Lundin Mining Exploration Ltd. Other major mining companies exploring for base metals in Ireland include Xstrata Zinc and Teck Cominco Ireland Ltd.

El Niño has engaged Dublin based consultants CSA Consultants to carry out an evaluation of all previous exploration on the licences and make recommendations for additional work. Recommendations are expected to be completed by the end of November and the company will report details of its proposed 2008 program shortly thereafter.

Jean Luc Roy, President & CEO commented that “the newly acquired land position in Ireland provides us with excellent prospective ground for the discovery of high grade zinc mineralization for which Ireland is renowned”.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, exploring for base metals in Canada, the Democratic Republic of Congo and Ireland.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc Canada.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of October 2007.